UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of February, 2024

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida Henrique Valadares, 28 – 19th floor
20241-030 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras on pieces of news in the media

—

Rio de Janeiro, February 28, 2024 – Petróleo Brasileiro S.A. – Petrobras, regarding the news published in the media, informs that there is no decision taken about the distribution of dividends not yet declared.

Management's decisions on dividends, including the proposal for allocation of the result to be submitted for approval at the Annual General Meeting scheduled for April 25, 2024, will be made based on the Company's new Shareholder Remuneration Policy, approved by the Board of Directors on July 28, 2023 ("Policy" or "new Policy").

In general terms, the new Policy states that "in the event of gross debt equal to or less than the maximum level of indebtedness defined in the strategic plan in force and accumulated positive results, to be verified in the last quarterly result calculated and approved by the Board of Directors, the Company shall distribute 45% of free cash flow to its shareholders". The Policy's formula "will be applied each quarter to the Company's consolidated cash flows for the respective quarter".

The amounts relating to share buybacks made by the Company, presented in the consolidated cash flow statement for each period, will be deducted from the amount resulting from the formula applied each quarter.

In addition, "The Company may, in exceptional cases, distribute extraordinary remuneration to shareholders, exceeding the minimum legal mandatory dividend and/or the amounts established in items 4.1 and 4.2, provided that the Company's financial sustainability is preserved."

Finally, Petrobras emphasizes that it seeks, through this policy, to guarantee its continuity and financial sustainability in the short, medium and long term and to provide predictability to the flow of payments of remuneration to shareholders.

For more details, we recommend reading the Policy, available at http://www.investidorpetrobras.com.br.

www.petrobras.com.br/ir

For more information:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investors Relations

email: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. Henrique Valadares, 28 – 9 th floor – 20231-030 – Rio de Janeiro, RJ.

Tel.: 55 (21) 3224-1510/9947 | 0800-282-1540

This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Trading Act of 1934, as amended (Trading Act) that reflect the expectations of the Company's officers. The terms: "anticipates", "believes", "expects", "predicts", "intends", "plans", "projects", "aims", "should," and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not by the Company. Therefore, future results of the Company's operations may differ from current expectations, and the reader should not rely solely on the information included herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 28, 2024

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Sergio Caetano Leite

______________________________

Sergio Caetano Leite

Chief Financial Officer and Investor Relations Officer